
Bear Fight, LLC

Class C Common Units Subscription Agreement


This Subscription Agreement (this **"Agreement"**) is entered into as of _____, 2026 (the **"Effective Date"**), by and between **Bear Fight, LLC**, a Delaware limited liability company (the **"Company"**), and **Bear Fight SPV LLC**, a Delaware limited liability company (the **"Subscriber"**).

Background

A. The Company is engaged in the business of developing, producing, marketing, and selling the Bear Fight whiskey brand.

B. The Company has authorized the issuance of a class of limited liability company interests designated as **Class C Common Units** (the **"Units"**), pursuant to that certain First Amended and Restated Limited Liability Company Agreement of the Company, as amended from time to time (the **"LLC Agreement"**).

C. The Subscriber has been formed for the purpose of aggregating investments from third-party investors in connection with a Regulation Crowdfunding offering conducted by the Subscriber and, in connection therewith, desires to purchase Units directly from the Company. For the avoidance of doubt, the issuance of Units pursuant to this Agreement is not being conducted pursuant to Regulation Crowdfunding and does not involve any offer or sale to the public.

D. The Company desires to issue and sell to the Subscriber, and the Subscriber desires to purchase from the Company, the Units on the terms and conditions set forth in this Agreement and the LLC Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Purchase and Sale of Units

1.1 Subscription.
Subject to the terms and conditions of this Agreement and the LLC Agreement, the Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company agrees to issue and sell to the Subscriber, **[_____] Class C Common Units** of the Company (the **"Subscribed Units"**), for an aggregate purchase price of **$[_____]** (the **"Purchase Price"**).

1.2 Closing; Payment.
The purchase and sale of the Subscribed Units shall occur on such date or dates as determined by the Company (each, a **"Closing"**). At each Closing, the Subscriber shall pay the applicable portion of the Purchase Price to the Company by wire transfer or other immediately available funds as directed by the Company, and the Company shall issue the corresponding Subscribed Units to the Subscriber.

1.3 Acceptance.

The Company shall have the right, in its sole discretion, to accept or reject this subscription in whole or in part. This Agreement shall become binding only upon execution by the Company.

2. Acknowledgment of LLC Agreement

2.1 Governing Document.

The Subscriber acknowledges that the rights, preferences, privileges, and restrictions applicable to the Subscribed Units are set forth exclusively in the LLC Agreement. In the event of any conflict between this Agreement and the LLC Agreement, **the LLC Agreement shall control**. The Subscriber acknowledges that it has no rights with respect to the Company or the Subscribed Units except as expressly set forth in this Agreement and the LLC Agreement.

2.2 Deemed Execution.

By executing this Agreement, the Subscriber hereby agrees to be bound by, and is deemed to have executed, the LLC Agreement as a member of the Company holding Class C Common Units.

3. Representations and Warranties of the Subscriber

The Subscriber hereby represents and warrants to the Company as of the Effective Date and each Closing as follows:

3.1 Organization and Authority.

The Subscriber is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware, with full power and authority to enter into this Agreement and consummate the transactions contemplated hereby.

3.2 Authorization.

The execution, delivery, and performance of this Agreement by the Subscriber have been duly authorized by all necessary company action, and this Agreement constitutes a valid and binding obligation of the Subscriber, enforceable against it in accordance with its terms.

3.3 Investment Purpose.

The Subscriber is acquiring the Subscribed Units for its own account, for investment purposes only, and not with a view to, or for resale in connection with, any distribution in violation of applicable securities laws.

3.4 Sophistication.

The Subscriber has sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Company and to make an informed investment decision.

3.5 Reliance.

The Subscriber has had access to such information regarding the Company as it has deemed necessary or appropriate to make its investment decision and has relied solely on its own investigation and the terms of this Agreement and the LLC Agreement.

3.6 Investment Company Act.

The Subscriber is not an 'investment company' within the meaning of the Investment Company Act of 1940, as amended, and is not required to be registered thereunder, including by reason of an exemption under Section 3(c)(1) or Section 3(c)(7) thereof.

3.7 Compliance with Laws.
The execution, delivery, and performance of this Agreement by the Subscriber do not violate any applicable law or any agreement to which the Subscriber is a party.

3.8 AML / OFAC.
The funds used by the Subscriber to purchase the Subscribed Units are not derived from, and are not related to, any illegal activities. Neither the Subscriber nor, to the Subscriber's knowledge after reasonable inquiry, any of its direct or indirect beneficial owners is a person or entity subject to sanctions administered by the Office of Foreign Assets Control (OFAC).

The Subscriber acknowledges that the Company and its Manager are relying on the representations and warranties set forth in this Section 3 in issuing the Subscribed Units.

4. Representations and Warranties of the Company
The Company hereby represents and warrants to the Subscriber as follows:

4.1 Organization and Authority.
The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware, with full power and authority to issue the Subscribed Units.

4.2 Authorization.
The issuance and sale of the Subscribed Units have been duly authorized by all necessary company action, and the Subscribed Units, when issued and delivered in accordance with this Agreement and the LLC Agreement, will be validly issued.

5. Transfer Restrictions
The Subscriber acknowledges that the Subscribed Units may not be transferred except in strict compliance with the LLC Agreement and applicable law, and any purported transfer in violation thereof shall be null and void.

6. Indemnification
The Subscriber agrees to indemnify and hold harmless the Company and its members, managers, officers, and agents from and against any losses, damages, or expenses arising out of any breach of the Subscriber's representations or warranties contained herein.

7. Miscellaneous

7.1 Governing Law.
This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict-of-laws principles.

7.2 Entire Agreement.
This Agreement, together with the LLC Agreement, constitutes the entire agreement between the

parties with respect to the subject matter hereof and supersedes all prior agreements or understandings.

7.3 Amendments.
This Agreement may be amended only by a written instrument executed by both parties.

7.4 Counterparts; Electronic Signatures.
This Agreement may be executed in counterparts, including by electronic signature, each of which shall be deemed an original and all of which together shall constitute one agreement.

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the Effective Date first written above.

BEAR FIGHT SPV LLC
By: _____

Name: _____

Title: _____

BEAR FIGHT, LLC
By: _____

Name: _____

Title: _____